MAIL STOP 0511
      May 13, 2005

Jonathan H. Cohen
Chief Executive Officer
TAC Acquisitions Corp.
8 Sound Shore Dr., Suite 225
Greenwich, CT 06830

Re:	TAC Acquisition Corp.
Registration Statement on Form S-1
File No. 333-123382
      Filed on April 28, 2005

Dear Mr. Cohen,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If management, the directors, or any affiliate, attorney, agent or other representative of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. We may have further comment.

2. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0002 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.
We may have further comment.

3. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

4. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on;
if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
We may have further comment.

Prospectus Summary, page 1

5. We note your response to prior comment 3. The statement that your management has "strong reputations within the investment community" appears promotional and should be removed.

6. We note your response to comment 4 regarding management`s belief that opportunities exist to purchase technology companies at a discount. Please revise to discuss the efforts made by management to ensure that their belief is accurate. Since your disclosure indicates that you have not taken significant steps in locating a target, please discuss managements past experience in purchasing companies "at a discount." If possible, please quantify the term discounts.

7. Please revise to define your use of the phrase "public-market peer company valuations."

Risk Factors, page 8

8. We again note your statement that "additional risks not currently known to us may also harm us or affect your investment." All material risks should be described. If risks are not deemed material, the company should not reference them. Please revise the disclosure accordingly.

9. We note your additional disclosure in risk factor 9 that you "cannot assure [investors] that the resignation or retention of our current management will be included as a term or condition in any agreement with respect to a business combination." Please revise to clarify if the noted statement implies that management retains the ability to demand that it be retained following a business combination. Please provide detailed disclosure in the business section regarding this matter. State whether this will be a term of the business combination agreement. For instance, will management only contemplate those business combinations that include a provision to allow current management to remain with the company following the business combination? Or would this make an agreement more favorable than a similar arrangement? We may have further comment.

10. We note your additional disclosure in risk factor 25 that excess out-of-pocket expenses will only be repaid if a business combination occurs. Please revise to clarify if management will negotiate the reimbursement of excess expenses as a condition to any business combination.

11. We reissue prior comment 15. In risk factor 26, we note your statement that your promoters` initial investment was less than the required "minimum." Please revise to quantify the minimum required amount.

Proposed Business, page 25

12. We note your response to comment 23 addressing your disclosure that there are few capital raising alternatives for private companies. We note that you now attribute the noted disclosure to management`s experience. Please revise to discuss the aspects of management`s experience that would provide credence to the noted disclosure. Clarify if management is currently associated with private companies that have difficulty raising capital.

13. Your disclosure that private companies have a difficult time raising capital appears to imply that your proposed business acquisition would be a preferred method over a target engaging in its own initial public offering or debt transactions. Please revise to discuss your basis for that implication. If that is not the implication you intend to convey with your disclosure, please advise.

14. We note your response to comment 28. It is not clear to us how your contacts would be made aware of your endeavors if they are not solicited.

15. In the paragraph under the heading "Selection of target business and structuring of a business combination," expand your discussion concerning potential business combination candidates to specify the specific criteria the company will utilize in determining qualified business combination candidates (i.e., fair market value of at least
80% of the company`s net assets, annual revenues between $xxx to $xxx, EBITDA of $xxx to $xxx, etc.), for each industry/segment, the number of segment participants that qualify as potential combination candidates given the company`s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

Management, page 31

16. If you elect to retain disclosure of your management`s associations with other entities even though they are beyond the five year requirement of Item 401 of Regulation S-B, please revise to disclose the time frame such member of management (or significant employee) has been associated with such entities. In this regard, please disclose the time frame Steven Novak was associated with DakoCytomation and Aperio Technologies. Also, provide similar disclosure for the entities listed in Walter Buckley`s bio.

17. We note your disclosure that you "do not currently intend" to compensate Mr. Buckley for his services. Please revise to clarify what factors you would consider in deciding to compensate him for his services.

Certain Transactions, page 39

18. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed) by the requisite number of stockholders.

19. We note your response to comment 38 regarding the fact that Messrs. Serman and Novak do not own any shares in your company.
In
light of the fact that you are not compensating members of your management, please revise to discuss the incentives Messrs. Serman and Novak have in being associated with you.

Principal Stockholders, page 43

20. Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

Description of Securities, page 45

21. We note your response to comment 2 regarding Wedbush`s ability to accelerate the separate trading of your shares. We also note your additional disclosure that in determining to accelerate separate trading Wedbush will consider "general market conditions." Please revise to elaborate.




Financial Statements
Notes to Financial Statements
Note F - Commitment and Contingencies (Unaudited), F-9

22. Please revise to include the amount of warrants Mr. Royce will purchase consistent with the disclosures provided on page 43.

23. We reviewed your response to comment 43; however, we were unable to find additional disclosure on the warrant solicitation fee that may become payable to Wedbush Morgan Securities, Inc, as your response indicated. We also noted the company removed the subsection entitled "Warrant Solicitation Fee" detailing this relationship. Tell us supplementally about the current status of this relationship with Wedbush Morgan Securities, Inc. If this relationship exists, revise disclosure throughout the filing as necessary.

24. We observed that Note F has been designated as "unaudited." It`s is unclear to us why this designation is appropriate. It is our understanding that this note should be audited. Please have Note F audited and have your independent accountant revise their report accordingly

Part II
Exhibit

25. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari (202) 824-5696 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Cynthia M. Crus
	Fax #  (202) 637-3593

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TAC Acquisitions
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